UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

NaaS Technology Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

62955X102(1)

(CUSIP Number)

Newlinks Technology Limited

Zhen Dai

Yang Wang

Weilin Sun

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China

Tel: +86 (10) 8551 1066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 10 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62955X102	Page 2 of 12 Pages

1	Names of Reporting Persons Newlinks Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,647,547,772 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,647,547,772 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,547,772 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 76.9%. The voting power of the shares beneficially owned represented 91.5% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Consists of (a) 248,888,073 Class B ordinary shares of the Issuer held by Newlinks Technology Limited (“Newlink”); and (b) 1,398,659,699 Class C ordinary shares of the Issuer held by Newlink. Newlink directly holds such Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Zhen Dai and the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Principal shareholders of Newlink include Zhen Dai, Yang Wang, Weilin Sun, Joy Capital, Bain Capital and CMC Capital. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

CUSIP No. 62955X102	Page 3 of 12 Pages

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,141,595,809 issued and outstanding ordinary shares (consisting of 494,048,037 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of June 10, 2022 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of June 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 4 of 12 Pages

1	Names of Reporting Persons Zhen Dai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,167,121 (1)
	8	Shared Voting Power 248,888,073 (2)
	9	Sole Dispositive Power 56,167,121 (1)
	10	Shared Dispositive Power 248,888,073 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 305,055,194 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.9%. The voting power of the shares beneficially owned represented 43.6% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)

Represents 56,167,121 Class A ordinary shares underlying certain options issued to Zhen Dai, which became vested and exercisable immediately upon consummation of the mergers (the “Mergers”) on June 10, 2022 pursuant to the Agreement and Plan of Merger, dated February 8, 2022, by and between RISE Education Cayman Ltd, the Issuer’s predecessor, Dada Auto Inc. and other parties thereto (the “Merger Agreement”).

(2)

Represents 248,888,073 Class B ordinary shares of the Issuer directly held by Newlink. Newlink directly holds such Class B ordinary shares, with the voting power of all Class B ordinary shares controlled by Zhen Dai.

(3)	Consists of the 56,167,121 Class A ordinary shares and the 248,888,073 Class B ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 5 of 12 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,141,595,809 issued and outstanding ordinary shares (consisting of 494,048,037 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of June 10, 2022 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of June 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 6 of 12 Pages

1	Names of Reporting Persons Yang Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,721,539 (1)
	8	Shared Voting Power 38,349,303 (2)
	9	Sole Dispositive Power 18,721,539 (1)
	10	Shared Dispositive Power 38,349,303 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,070,842 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%. The voting power of the shares beneficially owned represented 1.6% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 18,721,539 Class A ordinary shares underlying certain options issued to Yang Wang, which became vested and exercisable immediately upon consummation of the Mergers.
(2)

Represents 38,349,303 Class C ordinary shares of the Issuer directly held by Newlink. Newlink directly holds all Class C ordinary shares of the Issuer, with the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of June 10, 2022, Yang Wang, through Young King Luck Holding Limited, held 9,665,588 ordinary shares of Newlink. Young King Luck Holding Limited is 100% beneficially owned by Yang Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 18,721,539 Class A ordinary shares and the 38,349,303 Class C ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 7 of 12 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,141,595,809 issued and outstanding ordinary shares (consisting of 494,048,037 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of June 10, 2022 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of June 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 8 of 12 Pages

1	Names of Reporting Persons Weilin Sun
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0)
	8	Shared Voting Power 30,305,208 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,305,208 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,305,208 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%. The voting power of the shares beneficially owned represented 1.0% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)

Represents 30,305,208 Class C ordinary shares of the Issuer directly held by Newlink. Newlink directly holds all Class C ordinary shares of the Issuer, with the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of June 10, 2022, Weilin Sun, through Phoenix Sun Luck Tech Limited, held 7,638,148 ordinary shares of Newlink. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Weilin Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

CUSIP No. 62955X102	Page 9 of 12 Pages

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,141,595,809 issued and outstanding ordinary shares (consisting of 494,048,037 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of June 10, 2022 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of June 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 10 of 12 Pages

Item 1.   Security and Issuer

This Schedule 13D relates to the Class A ordinary shares of NaaS Technology Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China.

The ordinary shares of the issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs), Class B ordinary shares and Class C ordinary shares, par value $0.01 each. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

The ADSs of the Issuer are listed on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 10 Class A ordinary shares.

Item 2.   Identity and Background

(a): This Schedule 13D is being filed jointly by Newlinks Technology Limited (“Newlink”), Zhen Dai, Yang Wang and Weilin Sun (these four persons together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Principal shareholders of Newlink include Zhen Dai, Yang Wang, Weilin Sun, Joy Capital, Bain Capital and CMC Capital. The registered address of Newlink is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Each of Zhen Dai, Yang Wang and Weilin Sun is a citizen of the People’s Republic of China. Zhen Dai is the chairman of the board of directors of the Issuer. Yang Wang is the chief executive officer and a director of the Issuer. Weilin Sun is a director of the Issuer. The business address of each of Zhen Dai, Yang Wang and Weilin Sun is Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On February 8, 2022, RISE Education Cayman Ltd (“RISE”), the Issuer’s predecessor, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dada Auto Inc. (“Dada”), Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly-owned subsidiary of RISE (“Merger Sub”), and Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly owned subsidiary of RISE (“Merger Sub II”), pursuant to which Merger Sub was to merge (the “Merger”) with and into Dada, with Dada surviving as the surviving entity (the “Surviving Entity”), followed by the merger (collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of RISE. Shareholders of Dada were to exchange all of the issued and outstanding shares of Dada immediately prior to the Merger for newly issued shares of RISE in a transaction exempt from the registration requirements under the Securities Act of 1933. A copy of the Merger Agreement was attached as Annex A to the proxy statement furnished as Exhibit 99.2 to the Issuer’s current report on Form 6-K furnished to the SEC on April 4, 2022 and incorporated herein by reference.

The Mergers and all transactions contemplated by the Merger Agreement were consummated on June 10, 2022, as a result of which 248,888,073 Class B ordinary shares, par value $0.01 per share, and 1,398,659,699 Class C ordinary shares, par value $0.01 per share, were issued to Newlink, in exchange for the ordinary shares of Dada held by Newlink immediately prior to the Effective Time (as defined in the Merger Agreement).

CUSIP No. 62955X102	Page 11 of 12 Pages

Under the 2022 Share Incentive Plan of Dada, which was assumed by the Issuer upon the closing of the Mergers, options to purchase 56,167,121 Class A ordinary shares and 18,721,539 Class A ordinary shares were issued to Zhen Dai and Yang Wang, respectively. Such options became vested and exercisable immediately upon the consummation of the Mergers.

Item 4.   Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The purpose of the Mergers was to enable the Issuer to acquire 100% control of Dada’s business in a transaction in which the holders of securities of Dada would receive the Issuer’s ordinary shares.

Except as set forth above and other than, in the case of Zhen Dai, Yang Wang and Weilin Sun, potential future receipt of awards that may be granted under the Issuer’s Share Incentive Plan, the Reporting Persons have no present plan or proposal to acquire additional securities of the Issuer. They intend to review their shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the Reporting Person by a total of 2,141,595,809 issued and outstanding ordinary shares (consisting of 494,048,037 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of June 10, 2022 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of June 10, 2022. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the directors and executive officers of Newlink, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

CUSIP No. 62955X102	Page 12 of 12 Pages

Exhibit No.	Description

A	Joint Filing Agreement dated June 23, 2022 by and between the Reporting Persons

B	Merger Agreement dated February 8, 2022 between RISE Education Cayman Ltd, Dada Auto Inc., Dada Merger Sub Limited and Dada Merger Sub II Limited (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to current report on Form 6-K furnished by the Issuer to the SEC on April 4, 2022)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2022

Newlinks Technology Limited

By:	/s/ Zhen Dai
Name: Zhen Dai
Title: Chairman of the Board

Zhen Dai

/s/ Zhen Dai
Yang Wang

/s/ Yang Wang
Weilin Sun

/s/ Weilin Sun

[Signature page to Schedule 13D]